As a result of the increased volume in the registrant's operations, there was an uncontrollable delay in obtaining the necessary financial information needed to meet the filing requirements for Form 10-K both as to form and timeliness. Therefore, the registrant is not in a position to file the Form 10-K by October 27, 1995, the required filing date.